Exhibit 99.3

NEWS RELEASE TSX: LAC • NYSE: LAC www.lithiumamericas.com

Lithium Americas Closes $2.26 Billion U.S. DOE ATVM Loan

(All amounts in US$ unless otherwise indicated)

October 28, 2024 – Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) (“Lithium Americas” or the “Company”) is pleased to announce the closing of a $2.26 billion loan from the U.S. Department of Energy’s (“DOE”) Loan Programs Office (“LPO”) under the Advanced Technology Vehicles Manufacturing (“ATVM”) Loan Program (the “DOE Loan”) for financing the construction of the processing facilities at Thacker Pass, located in Humboldt County, Nevada (“Thacker Pass” or the “Project”).

HIGHLIGHTS

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The DOE Loan for $2.26 billion will have interest rates fixed from the date of each monthly advance for the term of the loan at applicable U.S. Treasury rates. The DOE Loan amount includes funding of interest accrued during construction.

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The DOE Loan will help finance the construction of Thacker Pass, targeted to produce an initial 40,000 tonnes per annum (“tpa”) of battery-quality lithium carbonate (“Phase 1”). The Company is targeting to make the final investment decision (“FID”) and issue full notice to proceed (“FNTP”) by the end of the year.

•	Thacker Pass Phase 1 is expected to create approximately 1,800 direct jobs during its three-year construction period and approximately 360 full time jobs during operations for its 40-year mine life.

•	Thacker Pass supports the U.S. government’s commitment to securing a domestic supply chain for critical minerals to reduce reliance on foreign materials.

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The DOE Loan will be supplemented by the investment agreement (“Investment Agreement”) announced on October 16, 2024 with General Motors Holdings LLC (“GM”) to establish a joint venture (“JV”) for the purpose of funding, developing, constructing and operating (“JV Transaction”) Thacker Pass. Under the terms of the Investment Agreement, GM will acquire a 38% asset-level ownership stake in Thacker Pass for $625 million in total cash and letters of credit, including a $195 million letter of credit facility (“LC Facility”) that can be used as collateral to support reserve account requirements under the DOE Loan.

“We’re pleased to have the Department of Energy’s support to advance Thacker Pass to production and significantly improve domestic output of critical lithium supply to meet the growing domestic need,” said Jonathan Evans, President and Chief Executive Officer of Lithium Americas. “This essential loan helps us reduce dependence on foreign suppliers and secure America’s energy future.”

Mr. Evans added, “We have substantially de-risked project financing for Phase 1 and continue to work closely with General Motors following our announcement of the asset-level joint venture. We deeply appreciate the U.S. government’s support as we develop Thacker Pass to become North America’s largest lithium operator and continue collaborating with all our stakeholders to bring shared success for our company, local communities and our country.”

DOE ATVM LOAN DETAILS

The key terms and conditions of the DOE Loan are summarized below:

Loan Quantum	• $2.26 billion • Principal: $1.97 billion • Capitalized interest during construction: $290 million[1]

Interest Rate	• U.S. Treasury Rate • Interest rates fixed from the date of each monthly advance for the term of the loan at the applicable long-dated U.S. Treasury rate with 0% spread

Tenor	• 24 years • From date of first draw of the DOE Loan

Other Key Terms	• Customary covenants and events of defaults for a project finance loan facility • Customary conditions precedent to loan effectiveness and advances for a project finance loan facility

The closing of the DOE Loan follows receipt of a Conditional Commitment in March 2024. Over the past several months, the DOE confirmed the Company satisfied all technical, legal and financial conditions to close the DOE Loan.

The Company expects to make the first draw on the DOE Loan sometime in the middle of 2025. Conditions precedent to first draw include closing the GM JV Transaction, funding DOE Loan reserve accounts through the GM LC Facility, securing additional corporate working capital and project finance model bring down.

BACKGROUND

Thacker Pass is currently the largest known Measured and Indicated lithium resource in North America, targeting total production capacity of 80,000 tpa of battery-quality lithium carbonate to be developed in two phases of 40,000 tpa, respectively (Phase 1 and “Phase 2”). Phase 1 production is anticipated to commence in 2027. Material sourced from Thacker Pass will support electric vehicle (“EV”) eligibility for consumer incentives under the U.S. clean energy tax credits program. Production could support lithium needs for up to 800,000 EVs annually.

On October 15, 2024, GM and Lithium Americas entered into an Investment Agreement to establish a JV for the purpose of funding the development, construction and operation of Thacker Pass. Under the terms of the Investment Agreement, GM will acquire a 38% asset-level ownership stake in Thacker Pass for $625 million in total cash and letters of credit, including $430 million of direct cash funding to the JV to support the construction of Phase 1 of Thacker Pass and a $195 million LC Facility that can be used as collateral to support reserve accounts requirements under the DOE Loan. The JV announcement follows GM’s January 2023 investment of $320 million in Lithium Americas, which resulted in GM acquiring approximately 15 million common shares of Lithium Americas. GM’s investments in Lithium Americas and Thacker Pass represent the largest ever publicly announced investment by a U.S. OEM in a lithium carbonate project. GM has exclusive offtake rights for up to 100% of the lithium production from Phase 1 for up to 20 years and a 20-year offtake agreement for up to 38% of Phase 2 production volumes.

[1]	Based on assumed 5.2% interest rate.

Initial construction commenced in early 2023 with site preparation for major construction completed. The Company is currently focused on advancing detailed engineering, procurement and execution planning ahead of making FID, expected by the end of the year, following closing of the GM JV Transaction.

TRANSACTION ADVISORS

In connection with the DOE Loan, Goldman Sachs & Co. LLC is serving as financial advisor, and Vinson & Elkins LLP is serving as legal counsel to Lithium Americas.

TECHNICAL INFORMATION

The scientific and technical information in this news release has been reviewed and approved by Rene LeBlanc, PhD, SME, Vice President, Growth and Product Strategy of the Company, and a “qualified person” as defined under National Instrument 43-101 and Subpart 1300 of Regulation S-K under the United States Securities Act of 1933.

ABOUT LITHIUM AMERICAS

Lithium Americas is committed to responsibly developing the Thacker Pass project located in Humboldt County in northern Nevada, which hosts the largest known Measured and Indicated lithium resource in North America. The Company is focused on advancing Thacker Pass Phase 1 towards production; targeting nameplate capacity of 40,000 tpa of battery-quality lithium carbonate. The Company and its engineering, procurement and construction management contractor, Bechtel, entered into a National Construction Agreement (Project Labor Agreement) with the North America’s Building Trades Unions for construction of Thacker Pass. The three-year construction build is expected to create approximately 1,800 direct jobs. Lithium Americas’ shares are listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol LAC. To learn more, visit www.lithiumamericas.com or follow @LithiumAmericas on social media.

INVESTOR CONTACT

Virginia Morgan, VP, IR and ESG

+1-778-726-4070

ir@lithiumamericas.com

www.lithiumamericas.com

FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information” (“FLI”)). All statements, other than statements of historical fact, are FLI and can be identified by the use of statements that include, but are not limited to, words, such as “anticipate,” “plan,” “continues,” “estimate,” “expect,” “may,” “will,” “projects,” “predict,” “proposes,” “potential,” “target,” “implement,” “scheduled,” “forecast,” “intend,” “would,” “could,” “might,” “should,” “believe” and similar terminology, or statements that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. FLI in this news release includes, but is not limited to, (i) the decision to make, and the targeted timing to make, an FID and FNTP; (ii) the completion of, as well as timing for completion of, the JV Transaction with GM; (iii) satisfaction of draw-down conditions for the DOE Loan; (iv) expectations and timing on the commencement of major construction; (v) expectation and timing on commencement of production; expectations related to the construction build, job creation and nameplate capacity for the Thacker Pass Project; (vi) eligibility of production for consumer incentives under the U.S. clean energy tax credits program; (vii) the extent to which production from the Thacker Pass Project will support annual EV production volumes; as well as other statements with respect to the Company’s future objectives and strategies to achieve these objectives, and management’s beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts.

FLI involves known and unknown risks, assumptions and other factors that may cause actual results or performance to differ materially. FLI reflects the Company’s current views about future events, and while considered reasonable by the Company as of the date of this news release, are inherently subject to significant uncertainties and contingencies. Accordingly, there can be no certainty that they will accurately reflect actual results. Assumptions upon which such FLI is based include, without limitation, satisfaction of conditions to completion of the DOE Loan, including obtaining additional financing, amendments to accommodate the JV Transaction in the DOE Loan and other customary draw-down conditions; the ability of the Company to satisfy all closing conditions for the JV Transaction and the DOE Loan in a timely manner; expectations regarding the Company’s financial resources and future prospects; the ability to meet future objectives and priorities; a cordial business relationship between the Company and third party strategic and contractual partners; general business and economic uncertainties and adverse market conditions; the absence of material adverse events affecting the Company during this time; the availability of equipment and facilities necessary to complete development and construction at the Project; unforeseen technological and engineering problems; political factors, including the impact of the 2024 U.S. presidential election on, among other things, the extractive resource industry, the green energy transition and the electric vehicle market; the being no adverse changes in laws or prevailing government policy in the United States relating to the extractive resource industry, green energy transition and the electric vehicle market; uncertainties inherent to feasibility studies and mineral resource and mineral reserve estimates; uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Nevada; demand for lithium, including that such demand is supported by growth in the electric vehicle market; current technological trends; the impact of increasing competition in the lithium business, and the Company’s competitive position in the industry; compliance by joint venture partners with terms of agreements; the regulation of the mining industry by various governmental agencies; as well as assumptions concerning general economic and industry growth rates, commodity prices, resource estimates, currency exchange and interest rates and competitive conditions. Although the Company believes that the assumptions and expectations reflected in such FLI are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct.

Readers are cautioned that the foregoing lists of factors are not exhaustive. There can be no assurance that FLI will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. As such, readers are cautioned not to place undue reliance on this information, and that this information may not be appropriate for any other purpose, including investment purposes. The Company’s actual results could differ materially from those anticipated in any FLI as a result of the risk factors set out herein and in the Company’s filings with securities regulators.

The FLI contained in this news release is expressly qualified by these cautionary statements. All FLI in this news release speaks as of the date of this news release. The Company does not undertake any obligation to update or revise any FLI, whether as a result of new information, future events or otherwise, except as required by law. Additional information about these assumptions and risks and uncertainties is contained in the Company’s filings with securities regulators, including the Company’s most recent Annual Report on Form 20-F and most recent management’s discussion and analysis for our most recently completed financial year and, if applicable, interim financial period, which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. All FLI contained in this news release is expressly qualified by the risk factors set out in the aforementioned documents.

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